

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 16, 2007

Via U.S. mail and facsimile

Mr. Michael J. Castellano
Chief Financial Officer
Lazard Ltd and Lazard Group LLC
30 Rockefeller Plaza
New York, NY 10020

RE: **Lazard Ltd Form 10-K for the fiscal year ended December 31, 2006**
       File No. 001-32492
       Lazard Group LLC Form 10-K for the fiscal year ended December 31, 2006
       File No. 333-126751

Dear Mr. Castellano:

        We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

        If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

                                Sincerely,

                                Rufus Decker
                                Accounting Branch Chief